SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 20, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Registration Statement on Form F-1 Filed on June 9, 2023 File No. 333-272555

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-1 filed with the Commission on June 9, 2023 (the “Registration Statement”). The Company is concurrently filing with the Commission Amendment No.1 to the Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 Filed June 9, 2023

Capitalization, page 42

1.	Please provide the capitalization disclosure required by Item 4.a of Form F-1 and Item 3.B of Form 20-F.

Response:

Page 42 of the Revised Registration Statement includes the capitalization disclosure required by Item 4.a of Form F-1 and Item 3.B of Form 20-F.

Dilution, page 44

2.	Please provide the dilution disclosure required by Item 4.a of Form F-1 and Item 9.E of Form 20-F.

Response:

Page 44 of the Revised Registration Statement includes the dilution disclosure required by Item 4.a of Form F-1 and Item 9.E of Form 20-F.

Exhibits

3.	Please have your auditor, KCCW Accountancy Corp., revise their consent in Exhibit 23.1 to refer to the correct filing.

Response:

The Revised Registration Statement includes a revised auditor consent as Exhibit 23.1 that refers to the correct filing.

General

4.	It appears the $13,970,516 proceeds to the Company before expenses presented in preliminary prospectus is not calculated based on the offering of 2,458,155 Ordinary Shares by Roma Green Finance Limited as stated in footnote (4), please revise the disclosure to reconcile the difference.

Response:

The disclosure relating to net proceeds has been revised in the Revised Registration Statement.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Limited